July 1, 2024

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”) Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Trust, a Delaware business trust, attached herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), is the Trust’s Registration Statement on Form N-14 containing one proxy statement/prospectus and related statement of additional information to accomplish the following:

•	The title of the securities being registered are Class A, Investor Class, and Class I shares of beneficial interest, without par value, of the Easterly RocMuni High Income Municipal Bond Fund and Investor Class and Class I shares of the Easterly RocMuni Short Term Municipal Bond Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of Managed Portfolio Series to approve the reorganization of their funds into the new series of the Trust

If you have any questions concerning this filing, please contact me at (631) 470-2649.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick, Esq.

Vice President and Senior Managing Counsel

cc: Matthew DiClemente, Esq.

Jamie Gershkow, Esq.

Ken Juster, Esq.